UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
Specialized Disclosure Report

ALLIANCE DATA SYSTEMS CORPORATION
(Exact name of registrant as specified in its charter)

DELAWARE	001-15749	31-1429215
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation or organization)	File Number)	Identification No.)

3075 LOYALTY CIRCLE COLUMBUS, OHIO	43219
(Address of principal executive offices)	(Zip Code)

Joseph L. Motes III
Executive Vice President, Chief Administrative Officer, General Counsel, and Secretary
(214) 494-3000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Section 1 – Conflict Minerals Disclosure.

Item 1.01 Conflict Minerals Disclosure and Report.

Alliance Data Systems Corporation (including its consolidated subsidiaries and variable interest entities, the “Company”) is a leading provider of data-driven marketing, loyalty, and payment solutions serving large, consumer-based industries.

BrandLoyalty Group B.V. (“BrandLoyalty”), a subsidiary of the Company, contracts to manufacture certain products used as rewards in its short-term loyalty programs. Pursuant to Rule 13p-1 of the Securities Exchange Act of 1934, as amended (the “Rule”), the Company undertook an evaluation of the products that BrandLoyalty contracted to manufacture in calendar year 2019 to ascertain whether any products contained cassiterite, columbite-tantalite, gold, wolframite, or their derivatives, which are currently limited to tin, tantalum, and tungsten (collectively, the “Conflict Minerals”), and, if so, whether Conflict Minerals were necessary to such product’s functionality or production.

With the expertise and assistance of BrandLoyalty’s Portfolio Development, Sourcing, and Quality departments, the Company developed a comprehensive list of products taken, or available to be taken, into inventory in 2019. From this evaluation, the Company concluded that BrandLoyalty’s rewards inventory included approximately 4,500 products in 2019, and that 51 of these products contained Conflict Minerals. Of these 51 products, the Company determined that BrandLoyalty contracted to manufacture 13 products where Conflict Minerals were necessary to the functionality or production of such products (“Covered Products”) from four suppliers.

The Company identified tin as the only Conflict Mineral necessary to the functionality or production of the Covered Products and conducted a reasonable country of origin inquiry to ascertain whether the Conflict Minerals used in such products originated in the Democratic Republic of the Congo or an adjoining country (collectively, “Covered Countries”) or was from recycled or scrap sources.

Reasonable Country of Origin Inquiry

The Company prepared and provided the four suppliers with a questionnaire based on the Conflict Minerals Reporting Template prepared by the Responsible Business Alliance (“RBA”) and the Global eSustainability Initiative (“GeSI”), and 100% of the suppliers responded. Each supplier confirmed that it does not source Conflict Minerals from any of the Covered Countries. Three of the four suppliers require all smelters to be conflict-free and prohibit their direct suppliers from sourcing Conflict Minerals from Covered Countries, while the remaining supplier conducts a review of due diligence information from its direct suppliers. The responses also indicated that the four suppliers used seven smelters to process their Conflict Minerals, each of which is currently classified as a conformant smelter with the Responsible Minerals Initiative sponsored by the RBA and GeSI, namely: (1) Yunnan Tin Company Limited; (2) PT Timah Tbk Mentok; (3) PT Timah Tbk Kundur; (4) Mineracao Taboca S.A.; (5) CV United Smelting; (6) Malaysia Smelting Corporation; and (7) Nanshan Tin Co. Ltd.

Based on this reasonable country of origin inquiry, the Company has no reason to believe that any of the Conflict Minerals necessary to the functionality or production of the products it contracted to manufacture in calendar year 2019 may have originated in the Covered Countries.

The foregoing information is publicly disclosed on the Company’s website at www.alliancedata.com on the Investors page under the Governance heading. The information on that website is not incorporated by reference into this Form SD.

Item 1.02 Exhibit.

Not applicable.

Section 2 – Exhibits.

Item 2.01 Exhibits.

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alliance Data Systems Corporation

By:	/s/ Joseph L. Motes III	Date: May 21, 2020
Joseph L. Motes III
Executive Vice President, Chief Administrative Officer, General Counsel and Secretary